Exhibit 99.1

ALGONQUIN POWER & UTILITIES CORP.

EQUITY DISTRIBUTION AGREEMENT

August 15, 2022

RBC Dominion Securities Inc.	RBC Capital Markets, LLC
4th Floor, South Tower, 200 Bay Street	200 Vesey St.
Toronto, ON M5J 2W7	New York, NY 10281-8098
Canada	United States

CIBC World Markets Inc.	CIBC World Markets Corp.
161 Bay St., 6th Floor	425 Lexington Avenue, 3rd Floor
Toronto, ON M5J 2S8	New York, NY 10017
Canada	United States

National Bank Financial Inc.	National Bank of Canada Financial Inc.
The Exchange Tower	65 East 55th St., 8th Floor
130 King St. West Suite 3200	New York, NY 10022
Toronto, ON M5X 1J9	United States
Canada
Scotia Capital (USA) Inc.
Scotia Capital Inc.	250 Vesey Street, 24th Floor
40 King St. West, 64th Floor	New York, New York 10002
Toronto, ON M5W 2X6	United States
Canada
TD Securities (USA) LLC
TD Securities Inc.	One Vanderbilt Avenue
66 Wellington Street W, 9th Floor	New York, NY 10017
Toronto, ON M5K 1A2	United States
Canada

Attention:	Mr. Arun Banskota, President and Chief Executive Officer

Dear Sirs and Mesdames:

Re:	ATM Distribution

Algonquin Power & Utilities Corp. (the “Corporation”), a corporation incorporated under the Canada Business Corporations Act, confirms its agreement (this “Agreement”) with RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the “Canadian Agents”) and RBC Capital Markets, LLC, CIBC World Markets Corp., National Bank of Canada Financial Inc., Scotia Capital (USA) Inc. and TD Securities (USA) LLC (collectively, the “U.S. Agents”, and together with the Canadian Agents, the “Agents”) to issue and sell common shares of the Corporation (the “Common Shares”) upon the terms and conditions as set forth herein. The following are the terms and conditions of this Agreement:

ARTICLE I
DEFINITIONS

1.1	In this Agreement, the following terms shall have the following meanings:

“Agents” has the meaning given thereto on the first page hereof;

“Agreement” has the meaning given thereto on the first page hereof;

“Algonquin Companies” means those companies and corporations as set out on page 4 of the Annual Information Form under the heading “Significant Subsidiaries”, which are owned directly or indirectly by the Corporation, as such list of corporations may be amended by the Corporation upon written notice to the Agents;

“Algonquin Entities” means, collectively, the Algonquin Companies, the Algonquin Partnerships and the Algonquin Trusts;

“Algonquin Partnerships” means those partnerships as set out on page 4 of the Annual Information Form under the heading “Significant Subsidiaries”, which are owned directly or indirectly by the Corporation, as such list of partnerships may be amended by the Corporation upon written notice to the Agents;

“Algonquin Trusts” means those trusts as set out on page 4 of the Annual Information Form under the heading “Significant Subsidiaries”, which are owned directly or indirectly by the Corporation, as such list of trusts may be amended by the Corporation upon written notice to the Agents;

“Amendment Date” has the meaning given thereto in Section 9.1(a)(i) hereof;

“Annual Information Form” means the then current annual information form of the Corporation filed in accordance with NI 51-102, which as of the date hereof is the annual information form of the Corporation dated March 3, 2022;

“Anti-Money Laundering Laws” has the meaning given thereto in Section 8.1(cc) hereof;

“Applicable Time” means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement;

“Authorized Representative” has the meaning given thereto in Section 3.1 hereof;

“Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

“BHC Act Affiliate” has the meaning given thereto in Section 19.8(c) hereof;

“Bribery Act” has the meaning given thereto in Section 8.1(bb) hereof;

“Business Day” means any day on which the NYSE and TSX are open for business;

“Canadian Agents” has the meaning given thereto on the first page hereof;

“Canadian Base Prospectus” means the Canadian Final Base Prospectus relating to the Shelf Securities, at the time the Reviewing Authority issued the Final Receipt with respect thereto in accordance with Canadian Securities Laws, Canadian Shelf Procedures, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases;

“Canadian Final Base Prospectus” means the final short form base shelf prospectus (in both the English and French languages) of the Corporation dated November 18, 2021;

“Canadian Marketplace” has the meaning given thereto in Section 4.1 hereof;

“Canadian Preliminary Base Prospectus” means the preliminary short form base shelf prospectus (in both the English and French languages) of the Corporation dated November 12, 2021;

“Canadian Prospectus” means the Canadian Prospectus Supplements (and any additional Canadian Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus;

“Canadian Prospectus Supplements” means the most recent prospectus supplement (in both the English and French languages) to the Canadian Base Prospectus relating to the Placement Shares, filed or to be filed, as applicable, by the Corporation with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws;

“Canadian Qualifying Authorities” means the securities regulatory authorities in each of the provinces and territories of Canada;

“Canadian Qualifying Jurisdictions” means each of the provinces and territories of Canada;

“Canadian Securities Laws” means the applicable securities laws in each of the provinces and territories of Canada and the respective rules and regulations thereunder, together with applicable published fee schedules, prescribed forms, national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions;

“Canadian Shelf Procedures” means NI 44-101 and NI 44-102;

“CFO Certificate” has the meaning given thereto in Section 9.1(q) hereof;

“Comfort Letter” and “Comfort Letters” each has the meaning given thereto in Section 9.1(p) hereof;

“Common Shares” has the meaning given thereto on the first page hereof;

“Corporation” has the meaning given thereto on the first page hereof;

“Covered Entity” has the meaning given thereto in Section 19.8(c) hereof;

“Default Right” has the meaning given thereto in Section 19.8(c) hereof;

“Designated News Release” means a news release disseminated by the Corporation in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Corporation as a “designated news release” in writing on the face page of the version of such news release that is filed by the Corporation on SEDAR;

“Disclosure Package” has the meaning given thereto in Section 8.1(b) hereof;

“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System;

“Environmental Laws” means any Canadian, United States and other applicable foreign, federal, provincial, state, local or municipal laws, statutes, codes, rules, orders, regulations and common law relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Facilities” has the meaning given thereto in Section 8.1(t) hereof;

“FCPA” has the meaning given thereto in Section 8.1(bb) hereof;

“Final Receipt” has the meaning given thereto in Section 7.1 hereof;

“Indemnified Party” or “Indemnified Parties” has the meaning given thereto in Schedule 2 hereof;

“Initial Comfort Letters” has the meaning given thereto in Section 9.1(p) hereof;

“Investment Company Act” has the meaning given thereto in Section 8.1(mm) hereof;

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 relating to the Placement Shares that: (i) is required to be filed with the SEC by the Corporation; or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g);

“IT Systems and Data” has the meaning given thereto in Section 8.1(ff) hereof;

“Judgment Currency” has the meaning given thereto in Section 19.5 hereof;

“Material Adverse Effect” means any change, event or effect that is or would reasonably be expected to be materially adverse to (i) the condition (financial or otherwise), earnings, properties, assets, business, operations or results of operations of the Corporation and its subsidiaries, taken as a whole (which, for greater certainty, includes anything that would result in the Prospectuses containing a misrepresentation within the meaning of Canadian Securities Laws and all applicable United States federal securities law), or (ii) the ability of the Corporation to perform its obligations under, and consummate the transactions contemplated by, this Agreement;

“Material Contract” has the meaning given thereto in Section 8.1(y) hereof;

“Net Proceeds” has the meaning given thereto in Section 6.1 hereof;

“NI 21-101” means National Instrument 21-101 Market Operations;

“NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 Shelf Distributions;

“NI 51-102” means National Instrument 44-102 Continuous Disclosure Obligations;

“NYSE” means the New York Stock Exchange;

“Offering” has the meaning given thereto in Section 2.1 hereof;

“Permits” means all permits, consents, waivers, applications, authorizations, licenses, certificates, approvals, registrations, franchises, rights, privileges and exemptions or the like issued or granted by any governmental authority or by any other third party, including, without limitation, any Permits pertaining to all applicable laws, regulations, standards, requirements, ordinances, policies, guidelines, orders, approvals, notices, directives, or parts thereof, pertaining to environmental or occupational health and safety matters;

“Placement” has the meaning given thereto in Section 3.1 hereof;

“Placement Fee” has the meaning given thereto in Section 3.2 hereof;

“Placement Notice” has the meaning given thereto in Section 3.1 hereof;

“Placement Shares” has the meaning given thereto in Section 3.1 hereof;

“Prospectus Review Procedures” has the meaning given thereto in Section 7.1 hereof;

“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplements and the U.S. Prospectus Supplements;

“Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus;

“Public Record” means all documents incorporated by reference in the Canadian Prospectus and all information filed by or on behalf of the Corporation with the Canadian Qualifying Authorities after December 31, 2020 in compliance, or intended compliance, with applicable Canadian Securities Laws;

“Registration Statement” has the meaning given thereto in Section 7.2 hereof;

“Representation Date” has the meaning given thereto in Section 9.1(n) hereof;

“Reviewing Authority” has the meaning given thereto in Section 7.1 hereof;

“Rule 433” means Rule 433 under the U.S. Securities Act;

“Rules and Regulations” has the meaning given thereto in Section 7.2 hereof;

“Sanctions” has the meaning given thereto in Section 8.1(dd) hereof;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Settlement Date” has the meaning given thereto in Section 6.1 hereof;

“Shelf Securities” has the meaning given thereto in Section 7.1 hereof;

“Trading Day” means any day on which either the NYSE or the TSX are open for trading;

“TSX” means the Toronto Stock Exchange;

“United States Marketplace” has the meaning given thereto in Section 4.1 hereof;

“U.S. Agents” has the meaning given thereto on the first page hereof;

“U.S. Base Prospectus” means the Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10, the U.S. Securities Act and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the U.S. Securities Act;

“U.S. Prospectus” means the most recent U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the most recent U.S. Base Prospectus;

“U.S. Prospectus Supplements” means the Canadian Prospectus Supplements, with such deletions therefrom and additions thereto as are permitted or required by Form F-10, the U.S. Securities Act and the Rules and Regulations, relating to the offering of the Placement Shares, filed or to be filed, as applicable, by the Corporation with the SEC pursuant to General Instruction II.L of Form F-10, and

“U.S. Prospectus Supplement” means any one of the U.S. Prospectus Supplements;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Special Resolution Regime” has the meaning given thereto in Section 19.8(c) hereof.

ARTICLE II

ISSUANCE AND SALE OF COMMON SHARES

2.1         The Corporation agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents or any one of them, Common Shares having an aggregate sales price of up to U.S.$500,000,000 (the “Offering”). The issuance and sale of the Common Shares through the Agents will be effected pursuant to the Canadian Prospectus and the Registration Statement filed by the Corporation and declared effective by the SEC.

2.2         When determining the aggregate value of the Placement Shares (as defined below) sold, the Corporation will use the daily exchange rate posted by the Bank of Canada on the date the applicable Placement Shares were sold to determine the U.S. dollar equivalent of any Placement Shares sold in consideration for Canadian dollars.

ARTICLE III
PLACEMENTS

3.1         Each time that the Corporation wishes to issue and sell Common Shares hereunder (each, a “Placement”), it will notify the applicable Agent or Agents by e-mail notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”), containing the parameters within which it desires to sell the Common Shares, which shall at a minimum include the number of Common Shares to be sold pursuant to this Agreement (“Placement Shares”), the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day, whether the Corporation desires the Placement Shares to be sold on a particular stock exchange, and any minimum price below which sales may not be made and the amount of the Placement Fee (as defined below). The Placement Notice shall originate from any of the individuals (each an “Authorized Representative”) from the Corporation set forth on Schedule 1 attached hereto, and shall be addressed to each of the respective individuals from the applicable Agent or Agents set forth on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time by written notice to each of the parties hereto. The Placement Notice shall be effective upon delivery to each of the respective individuals from the applicable Agent or Agents unless and until: (i) the applicable Agent or Agents declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 5.1; (ii) the entire amount of the Placement Shares have been sold; (iii) the Corporation suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Article V or Article XIV, as applicable; (iv) the Corporation issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice; or (v) this Agreement has been terminated under the provisions of Article XIV. Notwithstanding the foregoing, the Corporation may not deliver a Placement Notice to an Agent if the Corporation has delivered a continuing Placement Notice to any other Agent, unless the Corporation has terminated the prior Placement Notice in accordance with the notice requirements set forth in Article V.

3.2         The amount of compensation to be paid by the Corporation to each Agent with respect to each Placement for which such Agent acted as sales Agent under this Agreement shall be equal to up to 2% of the gross proceeds from such Placement (the “Placement Fee”), which amount shall be paid in the same currency as the sale of the Placement Shares it pertains to.

3.3         It is expressly acknowledged and agreed that neither the Corporation nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Corporation delivers a valid Placement Notice to the applicable Agent, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

3.4         Under no circumstances shall the Corporation deliver a Placement Notice if after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales price of the Placement Shares sold pursuant to this Agreement would exceed US$500,000,000.

ARTICLE IV

SALE OF PLACEMENT SHARES BY THE AGENTS

4.1         Subject to the terms and conditions of this Agreement, upon the Corporation’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, each of the applicable Agents will severally and not jointly use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Corporation and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The Agents severally and not jointly covenant and the Corporation acknowledges that the Agents will conduct the sale of Placement Shares in compliance with applicable law, rules and regulations including, without limitation, all applicable United States federal securities laws, including the U.S. Securities Act and the Exchange Act, all applicable Canadian Securities Laws, and, if applicable, the rules of the NYSE and the TSX, and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice. The applicable Agent will provide written confirmation to the Corporation no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth: the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the TSX, on any other “marketplace” (as such term is defined in NI 21-101) in Canada (a “Canadian Marketplace”), on the NYSE, on any other “marketplace” (as such term is defined in NI 21-101) in the United States (a “United States Marketplace”) and pursuant to any other sales method used by the Agents), the average price of the Placement Shares sold (showing the average price of the Placement Shares sold on the TSX, a Canadian Marketplace, the NYSE, a United States Marketplace and pursuant to any other sales method used by the Agents), the gross proceeds, the commissions payable by the Corporation to the Agents with respect to such sales, and the Net Proceeds payable to the Corporation. The applicable Agents also severally (and not jointly) agree to assist the Corporation with such other periodic reporting as may be reasonably requested by the Corporation with respect to the sales of Placement Shares. Subject to the terms and conditions of the Placement Notice, the Agents may sell Placement Shares by any method permitted by law that constitutes an “at the market distribution” under NI 44-102, including, without limitation, sales made directly on the NYSE and the TSX, or on any Canadian Marketplace or United States Marketplace. Each of the U.S. Agents, severally (and not jointly) covenants and agrees with the Corporation that it shall not: (i) directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in Canada; or (ii) sell Placement Shares on any Canadian Marketplace. For the avoidance of doubt, none of the U.S. Agents is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions and no action on the part of any of the U.S. Agents in its capacity as an agent of the offering of the Placement Shares in the United States is intended to create any impression or support any conclusion that it is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions.

4.2         [Reserved]

4.3         Each of the Agents, as applicable, hereby covenants and agrees that, during the time the applicable Agent is the recipient of a Placement Notice pursuant to Section 3.1 hereof that has not been declined, suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market’s reaction to trades made on any “marketplace” (as such term is defined in NI 21-101) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent that is the recipient of the Placement Notice has concerns as to whether a particular sale contemplated by a Placement Notice may have a significant effect on the market price of the Common Shares, the applicable Agent will, upon receipt of the applicable Placement Notice, recommend to the Corporation against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Corporation acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Common Shares.

4.4         The Agents severally and not jointly covenant that the Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Placement Shares in connection with the distribution of Placement Shares in an “at-the-market distribution” (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Placement Shares in connection with such distribution.

4.5         Notwithstanding anything to the contrary set forth in this Agreement or in a Placement Notice, the Corporation acknowledges and agrees that: (i) there can be no assurance that the Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all; and (ii) the Agents will incur no liability or obligation to the Corporation or any other person or entity if they do not sell Placement Shares for any reason other than a failure by the Agents to use their commercially reasonable efforts consistent with their normal trading and sales practices to sell on behalf of the Corporation and as agent such Placement Shares as provided under this Article IV.

ARTICLE V
SUSPENSION OF SALES

5.1         The Corporation, or the applicable Agent or Agents, may, upon notice to the other party or parties in writing, by telephone (confirmed immediately by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for any reason at any time for which it has delivered or received, as applicable, a Placement Notice; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Corporation and each of the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to, with respect to the Corporation, each of the individuals named as being authorized to act on behalf of the Corporation on Schedule 1 attached hereto or, with respect to the applicable Agent, each of the individuals named as being authorized to act on behalf of the applicable Agent on Schedule 1 attached hereto, in each case, as such Schedule 1 may be amended from time to time by written notice to each of the parties hereto.

5.2         Notwithstanding any other provision of this Agreement, during any period in which the Corporation is in possession of material non-public information, the Corporation and the Agents (provided they have been given prior written notice of such by the Corporation, which notice the Agents, severally and not jointly, agree to treat confidentially) agree that no sale of Placement Shares will take place. The Corporation and each of the Agents, severally and not jointly, agree that no such notice shall be effective against any applicable Agent unless it is made to, with respect to the applicable Agent, each of the respective individuals named as being authorized to act on behalf of such Agent on Schedule 1 attached hereto, in each case, as such Schedule 1 may be amended from time to time by written notice to each of the parties hereto.

ARTICLE VI
SETTLEMENT

6.1         Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Trading Day on the applicable stock exchange on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the second (2nd) Trading Day (or, in either case, such earlier day as is agreed by the Corporation and the applicable Agent or Agents to be industry practice for regular-way trading) following the date on which such sales are made (each a “Settlement Date”). The amount of proceeds to be delivered to the Corporation on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for the commission or other compensation for such sales payable by the Corporation to the applicable Agent pursuant to Section 3.2 hereof.

6.2         On each Settlement Date, the Corporation will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent’s account or its designee’s account (provided that the applicable Agent shall have given the Corporation written notice of such designee at least one (1) Trading Day prior to the Settlement Date) at The Depository Trust Company through its Deposit Withdrawal at Custodian System for Placement Shares sold in the United States and at CDS Clearing and Depository Services Inc. though its CDSX system for Placement Shares sold in Canada or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the applicable Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds to an account designated by the Corporation prior to the Settlement Date. If the Corporation defaults in its obligation to deliver Placement Shares on a Settlement Date, the Corporation agrees that in addition to and in no way limiting the rights and obligations set forth in Article XII hereto, it will: (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Corporation; and (ii) pay to each Agent any commission, discount, or other compensation to which such Agent would otherwise have been entitled absent such default; provided, however, that without limiting Article XII herein, the Corporation shall not be obligated to pay to the applicable Agent any commission, discount or other compensation on any Placement Shares that it is not possible to settle due to: (i) a suspension or material limitation in trading in securities generally on the NYSE or the TSX; (ii) a material disruption in securities settlement or clearance services in the United States or Canada; or (iii) failure by an Agent to comply with its obligations under the terms of this Agreement.

ARTICLE VII

REGISTRATION STATEMENT AND PROSPECTUSES

7.1          The Corporation has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Preliminary Base Prospectus and the Canadian Final Base Prospectus, in respect of an aggregate offering price of up to U.S.$4,000,000,000 (or the equivalent in Canadian dollars) for the offer and issue of the following securities: (i) unsecured debt securities of the Corporation; (ii) subscription receipts of the Corporation; (iii) preferred shares of the Corporation; (iv) Common Shares; (v) warrants to purchase Common Shares; (vi) share purchase contracts of the Corporation; (vii) share purchase or equity units of the Corporation; and (viii) units comprised of some or all of the other securities described above, or any combination thereof (collectively, the “Shelf Securities”), in each case in accordance with Canadian Securities Laws. The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Corporation under the passport system procedures provided for under Multilateral Instrument 11-102 Passport System and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Prospectus Review Procedures”) in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on November 12, 2021, on behalf of itself and the other Canadian Qualifying Authorities, for the Canadian Preliminary Base Prospectus. The Reviewing Authority has issued a receipt on November 19, 2021 evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Final Base Prospectus (the “Final Receipt”). The Canadian Prospectus Supplements shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus.

7.2         The Corporation has also prepared and filed with the SEC, pursuant to the Canada/U.S. Multi- Jurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 (File No. 333-261010) covering the registration of the Shelf Securities under the U.S. Securities Act and the rules and regulations (the “Rules and Regulations”) of the SEC thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the U.S. Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement”.

7.3         Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the SEC or Canadian Qualifying Authorities, as applicable, on or after the effective dates of the Registration Statement or the dates of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplements and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplements and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the SEC on EDGAR.

7.4         The Corporation has also prepared and filed with the SEC appointments of agent for service of process upon the Corporation on Form F-X in conjunction with the filing of the Registration Statement.

7.5         All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

ARTICLE VIII

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

8.1        The Corporation represents and warrants to, and agrees with, each of the Agents that:

(a)         Registration Statement and Prospectuses. The Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Final Receipt to no longer be effective. At the time of filing of the Registration Statement, the Corporation met, and as of the date hereof the Corporation meets, the general eligibility requirements for use of Form F-10 under the U.S. Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Corporation and, as applicable, the Corporation will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Corporation, threatened by the SEC. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Issuer Free Writing Prospectus has been issued by the SEC or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Placement Shares and to the Corporation. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Corporation in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F- 10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10, the U.S. Securities Act and the Rules and Regulations. The Corporation has delivered to the Agents one complete copy of each of the Canadian Final Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Final Base Prospectus and the Registration Statement (without exhibits) and the Prospectuses, as may be amended or supplemented, in such quantities and at such places as the Agents have reasonably requested. At the time of filing of the Registration Statement and at the earliest time after the filing of the Registration Statement that the Corporation or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Common Shares, the Corporation was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 under the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer.

(b)        No misstatement or omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10, the U.S. Securities Act and the Rules and Regulations on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the SEC, and the U.S. Prospectus and the applicable Issuer Free Writing Prospectus(es), if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the applicable sale price of such Placement Shares, the “Disclosure Package”) and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Corporation by or on behalf of the Agents expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto.

(c)         Incorporation and good standing of Corporation. The Corporation has been duly organized and is validly existing as a corporation under the laws of Canada and has all requisite power and authority to own its properties and assets and to carry on its undertaking, including issuing the Placement Shares, as contemplated hereby, and is qualified to own its properties and assets and to carry on its undertaking in all jurisdictions where it owns property and assets and carries on its activities.

(d)        Canadian reporting issuer. The Corporation is, and will at the Applicable Time be, a reporting issuer in the Canadian Qualifying Jurisdictions not in default of any requirement under applicable Canadian Securities Laws. In particular, without limiting the foregoing, no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential).

(e)         No preemptive rights. Except as contemplated hereby and as previously disclosed in documents filed on SEDAR and EDGAR, no person, firm or corporation, as of the date hereof, has any agreement or option with the Corporation, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option with the Corporation, for the purchase, subscription or issuance of any Placement Shares.

(f)         Listing on TSX and NYSE. The Common Shares are duly listed on the TSX and on the NYSE and the Placement Shares will be listed and posted for trading on the TSX and on the NYSE at the Applicable Time.

(g)        Facts relating to the Offering. The Corporation has not withheld, and will not withhold, from the Agents any facts relating to the Corporation or to the Offering that would be material to the prospective purchasers of the Placement Shares.

(h)        Transfer agent and registrar. TSX Trust Company, at its principal office located in the City of Toronto, has been duly appointed as registrar and transfer agent for the Common Shares in Canada and American Stock Transfer & Trust Company, LLC has been duly appointed as transfer agent and registrar for the Common Shares in the United States.

(i)         Compliance with applicable laws. Except as publicly disclosed on SEDAR or EDGAR, as the case may be, the Corporation, and, to the knowledge of the Corporation, each of the Algonquin Entities: (A) has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, except for noncompliance that would not individually or in the aggregate have a Material Adverse Effect; and (B) holds all necessary licenses, Permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated (as now operated), and the same are validly existing and in good standing and, except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, if any, none of the same contains any term, provision, condition or limitation which has or may have a Material Adverse Effect.

(j)          Capitalization. The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in one or more series.

(k)         No default. The execution and delivery of this Agreement by the Corporation, the fulfillment of the terms hereof by the Corporation, and the issuance, sale and delivery of the Placement Shares at the Applicable Time and at the Settlement Date, as applicable, do not and will not result in, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in:

(i)	a breach or violation of, and do not and will not conflict with any of the terms, conditions or provisions of the articles, by-laws or other constating documents of the Corporation or the Algonquin Entities, or resolutions of their respective shareholders or directors (or any committee thereof);

(ii)	a breach of or default under any indenture, agreement or instrument to which the Corporation or any of the Algonquin Entities is a party or by which the Corporation or any of the Algonquin Entities will be contractually bound at the Applicable Time, except for such breaches or defaults that would not individually or in the aggregate have a Material Adverse Effect; or

(iii)	any violation of any statute, law, rule, regulation or judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or any of the Algonquin Entities, except for such violations that would not, individually or in the aggregate, result in a Material Adverse Effect.

(l)          [Reserved]

(m)        Legal proceedings. Except as otherwise disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package, if any, or any amendment to the Registration Statement or amendment to the Prospectuses, there is no action, proceeding or investigation (whether or not purportedly on behalf of the Corporation, respectively) or, to the knowledge of the Corporation, pending or threatened against or affecting the Corporation or any of the Algonquin Entities, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or which questions the validity of the issuance of the Placement Shares or of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement.

(n)         Incorporation and good standing of Corporation’s subsidiaries. Each of the Algonquin Entities (i) has been duly incorporated or otherwise formed and organized, (ii) is validly existing under the laws of its jurisdiction of incorporation, formation or organization, (iii) has all requisite capacity and authority to own, lease and operate its property and assets and to carry on its business, and (iv) is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification.

(o)        Subsidiary shares. All of the issued and outstanding shares or equity interests of each of the Algonquin Entities have been duly authorized and validly issued, are fully paid and non-assessable and, except as otherwise disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, if any, or any amendment to the Registration Statement or amendment to the Prospectuses, are owned by the Corporation, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim, except for any such security interests, mortgages, pledges, liens, encumbrances or claims that do not, individually or in the aggregate, have a Material Adverse Effect.

(p)        Financial information of the Corporation. The audited consolidated financial statements of the Corporation, including the auditors’ report and notes in respect thereof, and the unaudited comparative consolidated financial statements and notes in respect thereof, if any, incorporated by reference into the Registration Statement, the Prospectuses and the Disclosure Package, if any, are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the consolidated financial position of the Corporation as at the date and for the periods stated therein. Any selected financial data set forth in the Registration Statement, the Prospectuses, the Disclosure Package or any amendment to the Registration Statement or amendment to the Prospectuses presents fairly, on the basis stated therein, the financial data as at and for the period referenced therein.

(q)        Guarantees and indemnities. (i) Other than (A) as set forth in each of the Registration Statement, the Prospectuses and the Disclosure Package, if any, or any amendment to the Registration Statement or amendment to the Prospectuses, (B) pursuant to indemnities granted in favor of the directors and officers of the Corporation and/or entities affiliated with the Corporation, (C) pursuant to guarantees and indemnities granted in favor of the Corporation and/or entities affiliated with the Corporation, which for certainty includes entities in which the Corporation holds, directly or indirectly, a 50% or greater interest, (D)  pursuant to guarantees or indemnities granted in connection with acquisitions of assets or development, construction, financing or operation of projects or facilities by the Corporation or entities affiliated with the Corporation, which for certainty includes entities in which the Corporation holds, directly or indirectly, a 50% or greater interest, and debt or tax equity financings therefor, or (E) pursuant to guarantees or indemnities granted in connection with any existing credit facility; or, (ii) except as entered into in the normal course of business, including with respect to normal course hedging, supply and purchase contracts, none of the Corporation, the Algonquin Companies, the Algonquin Trusts and, to the knowledge of the Corporation, the Algonquin Partnerships: (x) is a party to or bound by any agreement of guarantee, indemnification, assumption, endorsement or similar commitment, in each case that is material to the Corporation and its subsidiaries taken as a whole, relating to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation; or (y) is subject to any such material agreement, commitment or indebtedness, nor is any of their respective assets or undertaking.

(r)         Registrations or filings. To the knowledge of the Corporation, each of the Algonquin Entities has made all registrations or filings required by applicable laws to create or maintain its status as a corporation, partnership or trust, whichever the case may be.

(s)        Compliance with Environmental Laws. Except as set forth in each of the Registration Statement, the Prospectuses and the Disclosure Package, if any, or except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Corporation and each of the Algonquin Entities: (i) are in compliance with Environmental Laws; (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; (iii) have not received notice from any governmental agency or any written notice from any third party of any actual or potential liability under Environmental Laws for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants or regarding any actual or potential violation of Environmental Laws; and (iv) are not the subject of any claim, action or cause of action filed with a court or government authority or the subject of any investigation under Environmental Laws, including for potential liability for investigatory costs, clean-up costs, property damages, personal injuries, attorney’s fees or penalties arising out of, based on or resulting from the presence, or release into the environment, of any hazardous or toxic substance or waste at any location. Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, if any, neither the Corporation nor any of its subsidiaries, has been named as a “potentially responsible party” under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation.

(t)         Facilities and projects of the Corporation. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, or except as would not, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of the Corporation, each facility and project in which the Corporation has an economic interest as described in the Registration Statement, the Prospectuses and the Disclosure Package, if any (the “Facilities”) is in possession of all Permits required under existing law for the existing state of the construction and/or operation of the Facility and each such Permit has been obtained, is in full force and effect and to the knowledge of the Corporation, does not require amendment. To the knowledge of the Corporation, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, if any, each of the parties identified in the Registration Statement, the Prospectuses and the Disclosure Package, if any, as the owner of each Facility is the absolute beneficial owner of, and has good and marketable title to, all of the material assets of such Facilities as set forth in each of the Registration Statement, the Prospectuses and the Disclosure Package, if any.

(u)        Insurance. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, or except as would not, individually or in the aggregate, have a Material Adverse Effect, all of the Facilities (and all buildings and other appurtenances related thereto) are insured against all loss from damages by hazards or risks normally insured against in accordance with industry practice, with reasonable deductibles.

(v)        Reportable event. There has not been any “reportable event” (as defined in NI 51-102) with the auditors of the Corporation.

(w)       Attributes and characteristics of Common Shares. The attributes and characteristics of the Common Shares conform in all material respects to the attributes and characteristics thereof described in the Registration Statement, the Prospectuses and the Disclosure Package, if any.

(x)        Material current or future effect. Other than as disclosed in the financial statements referred to in Section 8.1(p), there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or any of its subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the Corporation or its subsidiaries (taken as a whole) or on the liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Corporation and its subsidiaries (taken as a whole);

(y)        Material Contracts. Neither the Corporation nor any of the Algonquin Entities is in violation of its constating documents, in any material respect; and neither the Corporation nor any of the Algonquin Entities is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument (a “Material Contract”) to which it is a party or by which it may be bound or to which any of its properties or assets is subject which default, individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect. Except as has been or will be disclosed in the Registration Statement, the Prospectuses, the Disclosure Package, if any, or any amendment to the Registration Statement or amendment to the Prospectuses, the Corporation has no knowledge of any default, or any circumstance which with the giving of notice or lapse of time (or both) would give rise to a default, by any person who is a party to any Material Contract with the Corporation or any of the Algonquin Entities, except for such defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(z)         No Material Adverse Change. Except as has been or will be disclosed in or contemplated by the Registration Statement, the Prospectuses, the Disclosure Package, if any, or any amendment to the Registration Statement or amendment to the Prospectuses, subsequent to December 31, 2021, (i) neither the Corporation nor any of its subsidiaries has sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except for such loss or interference which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and (ii) there has not been any material adverse change, actual or, to the knowledge of the Corporation, pending, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its subsidiaries (taken as a whole).

(aa)       Lenders. No lender to the Corporation or any of its subsidiaries has reduced, or has given notice to the Corporation or any of its subsidiaries, or has commenced negotiations with the Corporation or any of its subsidiaries regarding the reduction of any material credit facility, material hedge facility or any other material commitment with the Corporation or any of its subsidiaries and, to the knowledge of the Corporation, each of the Corporation’s lenders will be able to fulfill its obligations and other commitments to the Corporation or any of its subsidiaries.

(bb)      Compliance with Anti-Corruption Laws. None of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of either (i) the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mail or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or (ii) the U.K. Bribery Act 2010 (the “Bribery Act”), and the Corporation, its subsidiaries and, to the knowledge of the Corporation, its affiliates have conducted their businesses in compliance with the FCPA and the Bribery Act.

(cc)       Compliance with Anti-Money Laundering Laws. The operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance in all material respects with the requirements of applicable anti-money laundering laws, including, applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of the other jurisdictions where the Corporation and its subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(dd)      Sanctions. None of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation located, organized or resident in a country or territory that is the subject of Sanctions; and the Corporation will not directly or indirectly use the proceeds of the offering of the Placement Shares, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund any activities of or business with any person or entity, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or (ii) in any other manner that will result in a violation by any person or entity (including any person or entity participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(ee)       Internal and disclosure controls. The Corporation and each of its subsidiaries (taken as a whole) maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it is made known to those within the Corporation or such subsidiary responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable Canadian Securities Laws and United States federal securities laws; except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, if any, since the end of the Corporation’s most recent audited fiscal year, there has been (i) no material weakness in the Corporation’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

(ff)        Cybersecurity. (i) Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, if any, (x) to the knowledge of the Corporation, there has been no material security breach or other compromise of or relating to any of the Corporation’s or its subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third-party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) which would reasonably be expected to have a Material Adverse Effect, and (y) the Corporation and its subsidiaries have not been notified of, and have no knowledge of, any security breach or other compromise to their IT Systems and Data that would reasonably be expected to result in a Material Adverse Effect; and (ii) the Corporation and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect.

(gg)      Tax returns. Other than as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, if any: (i) the Corporation and each subsidiary has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not reasonably be expected to have a Material Adverse Effect; and (ii) the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any subsidiary which have not otherwise been provided for by the Corporation, except to the extent that any such deficiency, interest or penalty would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(hh)      Significant acquisitions. Except as publicly disclosed in documents filed on SEDAR or EDGAR, as the case may be, the Corporation has not completed and has not announced any intention to complete any “significant acquisitions” (as determined pursuant to NI 51-102).

(ii)         Enforceability of Agreement. The Corporation has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to the exceptions as to enforceability as are contained in the opinion of Blake, Cassels & Graydon LLP referred to in Section 9.1(o) hereof.

(jj)         No consents required. Except as shall have been made or obtained on or before each Applicable Time and associated Settlement Date, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the distribution of the Placement Shares or the consummation of the transactions contemplated herein.

(kk)       Due authorization. The Corporation has the necessary corporate power and authority to execute and deliver the Registration Statement, Prospectuses and the Disclosure Package, if any, and will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Registration Statement, Prospectuses and the Disclosure Package, if any, and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under the U.S. Securities Act, as applicable.

(ll)         No orders. No Canadian Qualifying Authority or similar regulatory authority or the TSX or the NYSE or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in material default of any applicable requirement of Canadian Securities Laws or of the Exchange Act, the U.S. Securities Act or the Rules and Regulations.

(mm)     Investment Company Act. The Corporation has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”). The Corporation is not and, after giving effect to the Offering and the application of the Net Proceeds as described in the Registration Statement, the Prospectuses and the Disclosure Package, if any, will not be, required to register as an “investment company” within the meaning of the Investment Company Act.

(nn)      Independent accountants. Ernst & Young LLP, who have certified certain financial statements of the Corporation and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference, or to be included or incorporated by reference in the Registration Statement, Prospectuses, the Disclosure Package, if any, and any amendment to the Registration Statement or amendment to the Prospectuses, are independent chartered accountants with respect to the Corporation within the meaning of Canadian Securities Laws and independent public accountants within the meaning of the U.S. Securities Act and the Rules and Regulations. Ernst & Young, S.L., in its capacity as auditor of the financial and accounting information related to Atlantica Sustainable Infrastructure plc included or incorporated by reference, or to be included or incorporated by reference in the Registration Statement, Prospectuses, the Disclosure Package, if any, and any amendment to the Registration Statement or amendment to the Prospectuses, are independent public accountants with respect to Atlantica Sustainable Infrastructure plc within the meaning of the U.S. Securities Act and the Rules and Regulations.

(oo)      No stabilization. The Corporation has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, stabilization or manipulation of the price of the Common Shares to facilitate the sale or resale of the Placement Shares, and the Corporation has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act, stabilization or manipulation of the price of the Common Shares to facilitate the sale or resale of the Placement Shares.

(pp)      No franchise, contract or other document. There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Prospectuses or the Disclosure Package, if any, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Registration Statement, the Prospectuses and the Disclosure Package, if any, under the heading “Enforceability of Civil Liabilities” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, will be accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(qq)      Purchases by the Agents. The Corporation acknowledges and agrees that the Agents have informed the Corporation that the Agents may, but are not required to, to the extent permitted under the U.S. Securities Act, the Exchange Act, Canadian Securities Laws and this Agreement, purchase and sell Common Shares for the Agents’ own accounts and for the accounts of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(rr)        Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the U.S. Securities Act on the date of first use, and the Corporation has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the U.S. Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the applicable sale of the Placement Shares, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified. The Corporation has not made any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Agents. The Corporation has retained in accordance with the U.S. Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the U.S. Securities Act.

(ss)       Actively-traded security. The Common Shares qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

ARTICLE IX
COVENANTS OF THE CORPORATION

9.1        The Corporation covenants and agrees with each of the Agents that:

(a)         Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, the Corporation will:

(i)          notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the SEC and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the SEC or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information;

(ii)         file promptly all other material required to be filed by it with the SEC pursuant to Rule 433(d) and with the Canadian Qualifying Authorities;

(iii)       submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing and to perform any due diligence investigations as may reasonably be required prior to such proposed filing;

(iv)       furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Corporation shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR);

(v)        cause each amendment or supplement to the U.S. Prospectus to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the SEC as required pursuant to the Exchange Act, within the time period prescribed; and

(vi)       cause each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)        Notice of stop orders. The Corporation will advise the Agents, promptly after it receives notice thereof, of the issuance by the SEC or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Common Shares, of any notice of objection of the SEC to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Common Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the SEC or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Common Shares. If there is a Placement Notice that has been issued by the Corporation that has not been suspended or terminated in accordance with the notice requirements set forth in Article V or Article XIV, as applicable, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Common Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Common Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Common Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Common Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)        Delivery of Prospectus; subsequent changes. Within the time during which a prospectus relating to the Common Shares is required to be delivered by the Agents under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the U.S. Securities Act) or the Canadian Securities Laws, the Corporation will comply in all material respects with all requirements imposed upon it by the U.S. Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the SEC pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the U.S. Securities Act or the Canadian Securities Laws, the Corporation will immediately notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the U.S. Securities Act, the Rules and Regulations, or the Canadian Securities Laws, the Corporation will promptly prepare and file with the Canadian Qualifying Authorities and the SEC such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Corporation will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)        Delivery of Registration Statement and Prospectuses. The Corporation will furnish to the Agents and their counsel (at the expense of the Corporation) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein), in both the English and French languages, as applicable, and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the SEC or Canadian Qualifying Authorities during the period in which a prospectus relating to the Common Shares is required to be delivered under the U.S. Securities Act (including all documents filed with the SEC during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Corporation shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e)        Corporation information. The Corporation will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agent pursuant to this Agreement, the U.S. Securities Act and Canadian Securities Laws.

(f)         Earnings statement. The Corporation will make generally available to its security holders as soon as practicable, but in any event not later than fifteen (15) months after the end of the Corporation’s current fiscal quarter, an earnings statement covering a twelve (12) month period that satisfies the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 of the Rules and Regulations.

(g)        Material non-public information. The Corporation covenants that it will not issue a Placement Notice to any Agent in accordance with Article III hereof if the Corporation is in possession of material non-public information regarding the Corporation and its subsidiaries, taken as a whole, or the Common Shares.

(h)        Expenses. The Corporation, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Article XIV, will pay all expenses relating to the following matters: (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each of the Prospectuses and of each amendment and supplement thereto and of each Issuer Free Writing Prospectus; (ii) the preparation, issuance and delivery of the Placement Shares, including any transfer agent fees payable in connection therewith; (iii) all fees and disbursements of the Corporation’s counsel, accountants and other advisors; (iv) the reasonable fees, disbursements and expenses of counsel to the Agents in connection with this Agreement, the Registration Statement and the Prospectuses and ongoing services in connection with the transaction contemplated hereunder; (v) the qualification of the Placement Shares under securities law, including filing fees in connection therewith; (vi) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement; (vii) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSX and NYSE; and (viii) the filing fees and expenses related to the SEC, the Canadian Qualifying Authorities and the Financial Industry Regulatory Authority (including reasonable fees and disbursements of counsel to the Agents incurred in connection therewith). All fees and expenses are to be paid in the currency in which such fees and expenses were incurred.

(i)          Use of proceeds. The Corporation will use the Net Proceeds as described in the Prospectuses.

(j)         Change of circumstances. During the term of this Agreement, the Corporation will, at any time during a fiscal quarter in which the Corporation intends to deliver a Placement Notice to the Agents to sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k)         Due diligence cooperation. The Corporation will cooperate with any due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents or their counsel may reasonably request; provided, however, that the Corporation shall be required to make available senior corporate officers only by telephone or at the Corporation’s principal offices, and during the Corporation’s ordinary business hours.

(l)          Affirmation of representation, warranties, covenants and other agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any suspension of sales under Article V), and at each Applicable Time, each Settlement Date and each Amendment Date, the Corporation shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(m)        Required filings relating to Placement Shares. In each quarterly report, annual information form, annual financial statements or annual report on Form 40-F filed by the Corporation in respect of any quarter in which sales of Placement Shares were made by the Agents under this Agreement, the Corporation shall set forth with regard to such quarter the number of Placement Shares sold through the Agents under this Agreement, the Net Proceeds received by the Corporation and the compensation paid by the Corporation to the Agents, which may be combined with the related Offering expenses (if the Corporation determines, in its sole discretion, that such combined disclosure is advisable or required) with respect to the sale of such Placement Shares pursuant to this Agreement. For so long as the Common Shares are listed on the TSX, the Corporation will provide the TSX with all information it requires with respect to the Offering within the timelines prescribed by the TSX.

(n)        Representation Date; certificate. During the term of this Agreement, each time the Corporation: (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files or amends an annual report on Form 40-F; (iii) files or amends interim financial statements on Form 6-K; or (iv) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (iv) above shall be a “Representation Date”), the Corporation shall furnish the Agents with a certificate, in the form attached hereto as Exhibit A within three (3) Trading Days of any Representation Date. The requirement to provide a certificate under this Section 9.1(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Corporation delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Corporation files its annual report on Form 40-F. Notwithstanding the foregoing, if the Corporation subsequently decides to sell Placement Shares following a Representation Date when the Corporation relied on such waiver and did not provide the Agents with a certificate under this Section 9.1(n), then before the Corporation delivers the Placement Notice or the Agents sell any Placement Shares, the Corporation shall provide the Agents with a certificate, in the form attached hereto as Exhibit A, dated the date of the Placement Notice.

(o)        Legal and auditor opinions. Upon execution of this Agreement and within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and concurrently with the delivery of a certificate pursuant to the last sentence of Section 9.1(n), the Corporation will furnish or cause to be furnished to the Agents and to counsel to the Agents: (A) the written opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Corporation as to the laws of Ontario, Alberta, British Columbia and Québec and the laws of Canada applicable therein and by local counsel as to the matters relating to jurisdictions other than Ontario, Alberta, British Columbia and Québec, such opinion letter to be substantially similar to the form attached hereto as Exhibit B, (B) the written opinion and a negative assurance letter, to the extent applicable, of Gibson, Dunn & Crutcher LLP, U.S. counsel for the Corporation, such opinion and negative assurance letter to be substantially similar to the form attached hereto as Exhibit C; (C) a legal opinion of Blake, Cassels & Graydon LLP, Canadian counsel to the Corporation, to the effect that the French language version of the Canadian Prospectus, together with each document incorporated for reference therein (other than financial statements and other financial data contained therein or omitted therefrom), is a complete and proper translation of the English version thereof; and (D) an opinion of the Corporation’s auditors to the effect that the financial statements and other financial data contained or incorporated by reference in the French language version of the Canadian Prospectus, is a complete and proper translation of the English version thereof, each dated the date the opinion is required to be delivered, in a form and substance satisfactory to the Agents and their counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance).

(p)        Comfort Letters of auditors. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 9.1(n), the Corporation shall cause its auditors and, if applicable, the auditors of Atlantica Sustainable Infrastructure plc, to furnish to the Agents letters (collectively, the “Comfort Letters” and each, a “Comfort Letter”) dated the date each such Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, (i) relating to the verification of certain of the financial information and statistical and accounting data relating to: (A) the Corporation and its subsidiaries; or (B) if applicable, relating to the financial and accounting information of Atlantica Sustainable Infrastructure plc, as applicable, each as contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two (2) Business Days prior to the date of such letter; (ii) stating that such auditors are independent public accountants within the meaning of the U.S. Securities Act and the Rules and Regulations, and that in their opinion the audited financial statements of the Corporation and the financial and accounting information relating to Atlantic Sustainable Infrastructure plc, as applicable, as incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the U.S. Securities Act and the related regulations and with the applicable accounting requirements of the U.S. Securities Act and the Exchange Act and the related published rules and regulations adopted by the SEC (the first such letter, the “Initial Comfort Letters”) and (iii) updating the Initial Comfort Letters with any information which would have been included in the Initial Comfort Letters had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(q)        Chief Financial Officer certificate. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate (the “CFO Certificate”) in the form attached hereto as Exhibit D for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 9.1(n), the Agents shall have received a certificate from the Chief Financial Officer of the Corporation, in the form attached hereto as Exhibit D with respect to certain financial information in the Prospectus Supplements.

(r)         Market activities. The Corporation will not, directly or indirectly: (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Placement Shares; or (ii) sell, bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(s)         Investment Company Act. The Corporation will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(t)          No offer to sell. Other than a free writing prospectus (as defined in Rule 405 of the U.S. Securities Act) approved in advance by the Corporation and the Agents in each of their capacities as principal or agent hereunder, neither the Agents nor the Corporation (including its agents and representatives, other than the Agents in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 of the U.S. Securities Act), required to be filed by it with the SEC, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(u)        Consent to Agents’ trading. The Corporation consents to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the TSX and the NYSE and this Agreement, to the Agents trading in the Common Shares of the Corporation: (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts provided that no such purchase or sale shall take place by an Agent while such Agent has received a Placement Notice that remains in effect, unless the Corporation has expressly authorized or consented in writing to any such trades by such Agent.

(v)        Actively-traded security. The Corporation shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Common Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgement of each party.

ARTICLE X

ADDITIONAL REPRESENTATIONS AND COVENANTS OF THE CORPORATION

10.1      Issuer Free Writing Prospectuses.

(a)         The Corporation represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Common Shares that would constitute an Issuer Free Writing Prospectus required to be filed by it with the SEC or retained by the Corporation under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Corporation agrees that it will comply with the requirements of Rule 164 and Rule 433 of the U.S. Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the SEC or retention where required and legending.

(b)        The Corporation agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

(c)        The Corporation agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Corporation will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

10.2      Non-issuer free writing prospectus. The Corporation consents to the use by the Agents of a free writing prospectus that: (i) is not an “issuer free writing prospectus” as defined in Rule 433; and (ii) contains only information describing the terms of the Common Shares or the Offering, or information permitted under Rule 134 under the U.S. Securities Act; provided, however, that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the SEC under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Corporation thereunder, but for the action of the Agents.

10.3      Distribution of Offering materials. The Corporation has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in NI 41-101 General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in Section 10.1(a) above); provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Corporation, but for the action of the Agents.

ARTICLE XI

CONDITIONS TO THE AGENTS’ OBLIGATIONS

11.1      The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Corporation herein, to the due performance by the Corporation of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)         Canadian Prospectus Supplements. The Canadian Prospectus Supplements shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel.

(b)        Registration Statement effective. The Registration Statement shall remain effective and shall be available for the sale of: (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents; and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(c)         No material notices. None of the following events shall have occurred and be continuing: (i) receipt by the Corporation of any request for additional information from the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order or any order preventing the use of or suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Corporation’s reasonable determination that a post-effective amendment to either of the Registration Statement or Prospectuses would be appropriate.

(d)        Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 9.1(n) on or before the date on which delivery of such certificate is required pursuant to Section 9.1(n).

(e)         Legal opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 9.1(o) on or before the date on which such delivery of such opinions are required pursuant to Section 9.1(o). In addition, on such dates that the opinions required by Section 9.1(o) are delivered, the Agents shall have also received: (i) the opinion and negative assurance letter of Cravath, Swaine & Moore LLP, U.S. counsel to the Agents, with respect to the issuance and sale of the Placement Shares in the United States, the Registration Statement, the Disclosure Package, if any, the U.S. Prospectus and other related matters as the Agents may reasonably require; and (ii) the opinion of Bennett Jones LLP, Canadian counsel for the Agents, with respect to the issuance and sale of the Placement Shares in Canada, the Canadian Prospectus and other related matters as the Agents may reasonably require, it being understood that counsel for the Agents may rely on the opinions of counsel for the Corporation and that counsel for the Agents and counsel for the Corporation may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(f)         Comfort Letters. The Agents shall have received the Comfort Letters required to be delivered pursuant to Section 9.1(p) on or before the date on which such delivery of such letter is required pursuant to Section 9.1(p).

(g)        Approved for listing. The Placement Shares shall have either been: (i) approved for listing, subject to notice of issuance, on the NYSE and the TSX; or (ii) the Corporation shall have filed an application for listing of the Placement Shares on the NYSE and the TSX at or prior to the issuance of the Placement Notice. Trading in the Common Shares shall not have been suspended on such markets.

(h)        CFO Certificate. The Agents shall have received the CFO Certificate required to be delivered pursuant to Section 9.1(q) on or before the date on which such delivery of such certificate is required pursuant to Section 9.1(q).

(i)         Other materials. On each date on which the Corporation is required to deliver a certificate pursuant to Section 9.1(n), the Corporation shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

(j)         U.S. Securities Act filings. All filings with the SEC required by General Instruction II.L of Form F-10, the U.S. Securities Act and the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the U.S. Securities Act and Canadian Securities Laws.

(k)         FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(l)             Due Diligence. The Corporation shall have complied with all of its due diligence obligations required pursuant to Section 9.1(k).

ARTICLE XII
INDEMNIFICATION AND CONTRIBUTION

12.1         The Corporation will indemnify and hold harmless each of the Indemnified Parties against all losses (excluding lost profit), claims, liabilities and expenses (including, without limitation, reasonable expenses of investigation and defending any claims or litigation as the same are incurred), upon the terms of the indemnity attached as Schedule 2, whether or not the transactions herein contemplated shall be completed.

12.2          Moreover, the Corporation will indemnify and hold harmless each of the Agents against any documentary, stamp or similar issue tax, including any interest and penalties, on the issue and sale of the Placement Shares sold by it hereunder and on the execution and delivery of this Agreement. All payments to be made by the Corporation hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Corporation is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Corporation shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made, but only to the extent that such withholding or deduction does not arise in connection with amounts paid pursuant hereto to a non-resident person (for purposes of the Income Tax Act (Canada)) in respect of services of any nature whatever rendered in Canada.

ARTICLE XIII

REPRESENTATIONS AND AGREEMENT TO SURVIVE DELIVERY

13.1          All representations and warranties of the Corporation herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of: (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Corporation (or any of their respective officers, directors or controlling persons); (ii) delivery and acceptance of the Placement Shares and payment therefor; or (iii) any termination of this Agreement.

ARTICLE XIV
TERMINATION

14.1         The Corporation shall have the right to terminate this Agreement with any or all of the Agents in its sole discretion at any time by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 9.1(h), Article XII, Section 13.1, Section 14.5, Section 16.1, Section 19.1, Section 19.2 and Section 19.3 hereof shall remain in full force and effect notwithstanding such termination.

14.2          Each Agent shall have the right to terminate its obligations under this Agreement in its sole discretion at any time after the date of this Agreement by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 9.1(h), Article XII, Section 13.1, Section 14.5, Section 16.1, Section 19.1, Section 19.2 and Section 19.3 hereof shall remain in full force and effect notwithstanding such termination.

14.3         Unless previously terminated pursuant to this Article XIV, this Agreement shall automatically terminate upon the earlier of (i) December 19, 2023; (ii) the issuance and sale of all the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; and (iii) the withdrawal of the Canadian Prospectus Supplement or the Canadian Final Base Prospectus; provided, however, that any such termination shall in all cases be deemed to provide that Section 9.1(h), Article XII, Section 13.1, Section 14.5, Section 16.1, Section 19.1, Section 19.2 and Section 19.3 shall remain in full force and effect.

14.4          This Agreement shall remain in full force and effect unless terminated pursuant to Sections 14.1, 14.3 or otherwise by mutual agreement of the parties; provided, however, that any such termination shall in all cases be deemed to provide that Section 9.1(h), Article XII, Section 13.1, Section 14.5, Section 16.1, Section 19.1, Section 19.2 and Section 19.3 shall remain in full force and effect.

14.5         Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Corporation, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

14.6         In the event that the Corporation terminates this Agreement, as permitted under Section 14.1, the Corporation shall be under no continuing obligation, either pursuant to this Agreement or otherwise to utilize the services of the Agents in connection with any sale of securities of the Corporation or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Corporation shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

ARTICLE XV
NOTICES

15.1         Any notice or other communication required or permitted to be given by any party to any other party pursuant to the terms of this Agreement (except for such notices to be delivered to the Authorized Representatives set out on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time by written notice to each of the parties hereto) shall be in writing and addressed and delivered as follows:

(a)	If to the Agents, addressed and delivered to:

RBC Dominion Securities Inc.
4th Floor, South Tower, 200 Bay Street
Toronto, Ontario M5J 2W7

Attention:	Kyle Walker, Managing Director
Email:

-and-

RBC Capital Markets, LLC
200 Vesey St.
New York, New York 10281-8098

Attention:	Michael Ventura, Managing Director
Email:

-and-

CIBC World Markets Inc.
161 Bay St., 6th Floor
Toronto, ON M5J 2S8

Attention:	James Brooks, Managing Director
Investment Banking
Email:

-and-

CIBC World Markets Corp.
425 Lexington Avenue, 3rd Floor
New York, NY 10017

Attention:	Kevin Li, Managing Director & Head of U.S. Investment Banking
Email:

-and-

National Bank Financial Inc.
The Exchange Tower
130 King St. West Suite 3200
Toronto, ON M5X 1J9

Attention:	Brendan Costigan, Director
Investment Banking
Email:

-and-

National Bank of Canada Financial Inc.
65 East 55th St., 8th Floor
New York, NY 10022

Attention:	Brendan Costigan, Director
Investment Banking
Email:

-and-

Scotia Capital Inc.
40 King Street West, 64th Floor
Toronto, Ontario M5W 2X6

Attention:	Thomas Kurfurst, Managing Director
Email:

Scotia Capital (USA) Inc.
250 Vesey Street, 24th Floor
New York, New York 10002

Attention:	Seth Keller, Managing Director and Head, Power and Utilities, U.S. Corporate and Investment Banking
Email:

-and-

TD Securities Inc.
66 Wellington Street W, 9th Floor
Toronto, Ontario M5K 1A2

Attention:	John Kroeker, Managing Director
Email:

-and-

TD Securities (USA) LLC
One Vanderbilt Avenue
New York, New York 10017

Attention:	Keith Lord, Managing Director
Email:

with a copy to (which shall not constitute notice):

Bennett Jones LLP
100 King St W Suite 3400,
Toronto, Ontario M5X 1A4

Attention:	Norman Findlay
Email:

-and-

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019

Attention:	Andrew J. Pitts
Email:

(b)	If to the Corporation, shall be addressed and delivered to:

Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario L6J 2X1

Attention:	Arthur Kacprzak, Chief Financial Officer; and
Jennifer Tindale, Chief Legal Officer
Email:

with a copy to

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
Suite 4000, 199 Bay Street,
Toronto, Ontario M5L 1A9

Attention:	John Wilkin
Email:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166

Attention:	John Gaffney
Email:

15.2          Each party to this Agreement may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given: (i) when delivered personally or by e-mail (with an original to follow) on or before 4:30 p.m., Toronto time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day; (ii) on the next Business Day after timely delivery to a nationally recognized overnight courier; (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid); and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply.

ARTICLE XVI
CONSENT TO JURISDICTION

16.1          The Corporation irrevocably: (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any Ontario court; (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding; and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 16.1 shall survive any termination of this Agreement, in whole or in part.

ARTICLE XVII
SUCCESSORS AND ASSIGNS

17.1          This Agreement shall inure to the benefit of and be binding upon the Corporation and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 12.1 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

ARTICLE XVIII
ADJUSTMENTS FOR STOCK SPLITS

18.1          The parties hereto acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Common Shares.

ARTICLE XIX
GENERAL

19.1          This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement, nor any term hereof, may be amended except pursuant to a written instrument executed by the Corporation and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19.2          This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

19.3          The Corporation and each of the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

19.4          The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Corporation to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to the Corporation in connection with such Offering. The Corporation hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Corporation in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including shareholders, employees or creditors of Corporation.

19.5          The Corporation agrees to indemnify each of the Agents, its directors, officers, affiliates and each person, if any, who controls such Agent within the meaning of Section 16 of the U.S. Securities Act or Section 20 of the Exchange Act, against any loss incurred by such Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than U.S. dollars and as a result of any variation as between: (i) the rate of exchange at which the U.S. dollar amount is converted into the Judgment Currency for the purpose of such judgment or order; and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the Judgment Currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Corporation and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

19.6          In accordance with the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Corporation, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

19.7         This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

19.8          Recognition of the U.S. Special Resolutions Regimes.

(a)            In the event that any Agent that is a Covered Entity (as defined below) becomes subject to a proceeding under a U.S. Special Resolution Regime (as defined below), the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)            In the event that any Agent that is a Covered Entity or a BHC Act Affiliate (as defined below) of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights (as defined below) under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)             For purposes of this Section 19.7 a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein, please indicate your agreement by countersigning this Agreement in the space provided below.

Very truly yours,

ALGONQUIN POWER & UTILITIES CORP.

Per:	/s/ Arun Banskota
Name: Arun Banskota
Title: Chief Executive Officer

Per:	/s/ Arthur Kacprzak
Name: Arthur Kacprzak
Title: Chief Financial Officer

The foregoing agreement is hereby accepted and agreed to as of the date first written above.

RBC DOMINION SECURITIES INC.			RBC CAPITAL MARKETS, LLC

Per:	/s/ Kyle Walker		Per:	/s/ Michael Ventura
	Name:	Kyle Walker		Name:	Michael Ventura
	Title:	Managing Director		Title:	Managing Director

CIBC WORLD MARKETS INC.			CIBC WORLD MARKETS CORP.

Per:	/s/ James Brooks		Per:	/s/ Kevin Li
	Name:	James Brooks		Name:	Kevin Li
	Title:	Managing Director		Title:	Head, U.S. Investment Banking

NATIONAL BANK FINANCIAL INC.			NATIONAL BANK OF CANADA FINANCIAL INC.

Per:	/s/ Brendan Costigan		Per:	/s/ Étienne Dubuc
	Name:	Brendan Costigan		Name:	Étienne Dubuc
	Title:	Director		Title:	Executive Vice President and Managing Director Head - Equities, Currencies and Commodities Co-head, Risk Management Solutions

SCOTIA CAPITAL INC.			SCOTIA CAPITAL (USA) INC.

Per:	/s/ Thomas Kurfurst		Per:	/s/ Seth Keller
	Name:	Thomas Kurfurst		Name:	Seth Keller
	Title:	Managing Director & Head Global Power & Utilities		Title:	Managing Director & Head U.S. Power & Utilities

TD SECURITIES INC.			TD SECURITIES (USA) LLC

Per:	/s/ John Kroeker		Per:	/s/ Keith Lord
	Name:	John Kroeker		Name:	Keith Lord
	Title:	Managing Director		Title:	Managing Director

SCHEDULE 1

AUTHORIZED REPRESENTATIVES

The Authorized Representatives of the Corporation are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Arun Banskota President and Chief Executive Officer		Office: Cell:
Arthur Kacprzak Chief Financial Officer		Office: Cell:
Jennifer Tindale Chief Legal Officer and Corporate Secretary		Office: Cell:
Rob Dargewitcz Vice President, Treasury		Office: Cell:

The Authorized Representatives of RBC Dominion Securities Inc. and RBC Capital Markets LLC are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Kyle Walker Managing Director		Office: Cell:
James Obright Managing Director		Office: Cell:
Christina Chan Director		Office: Cell:
Michael Sado Vice President		Office: Cell:
Tyler Parrent Vice President		Office: Cell:
Jamie Green Associate		Office: Cell:

The Authorized Representatives of CIBC World Markets Inc. and CIBC World Markets Corp. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
James Brooks Managing Director, Investment Banking		Office: Cell:
Tyler Swan Managing Director & Head of ECM		Office: Cell:
Joe Kostandoff Managing Director & Head of Syndication, ECM		Office: Cell:
Sid Ramanathan Executive Director, ECM		Office: Cell:
Kevin Tychon Executive Director, ECM		Office: Cell:
David Dort Executive Director, ECM		Office: Cell:
Kevin Li Managing Director & Head of U.S. Investment Banking		Office: Cell:
Frank Monette Executive Director, Global Markets		Office: Cell:

The Authorized Representatives of National Bank Financial Inc. and National Bank of Canada Financial Inc. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Brendan Costigan Director		Office: Cell:
Michael Nguyen Director		Cell:
Craig King Managing Director		Office: Cell:
Gavin Brancato Managing Director		Office: Cell:
Thomas Zhang Associate		Cell:

The Authorized Representatives of Scotia Capital Inc. and Scotia Capital (USA) Inc. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Scott Macdonald Associate Director, Trader		Office: Cell:
Paul O’Hea Managing Director & Head, Global Equity Sales and Trading		Office: Cell:
Paul Dhaliwal Associate Director		Office: Cell:
Scott Wigle Managing Director & Head of Canadian Liability Trading		Office: Cell:
Nikita Tziavas Director, Head of Canadian Syndicate		Office: Cell:

The Authorized Representatives of TD Securities Inc. and TD Securities (USA) LLC are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Kosta Galanis Managing Director		Office: Cell:
Fraser Marr Vice President		Office: Cell:
John Kroeker Managing Director		Office: Cell:
Keith Lord Managing Director		Office: Cell:
George Stratis Managing Director		Office: Cell:
Paul Dotson Managing Director		Office: Cell:
Denise D’Avella Director		Office: Cell:

SCHEDULE 2

INDEMNIFICATION

Capitalized terms used but not defined in this Schedule 2 shall have the meanings assigned to them in the Agreement to which this Schedule is attached.

1.	Indemnity

(a)	Indemnity

Algonquin Power & Utilities Corp. (the “Indemnitor”) hereby agrees to indemnify and hold harmless each of the Agents and each of their respective directors, officers, employees, affiliates and agents and each person, if any, who controls any Agent within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the Exchange Act and the successors and assigns of the foregoing persons (collectively, the “Indemnified Parties” or individually, the “Indemnified Party”) from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation, any legal fees or other expenses reasonably incurred by the Agents in connection with defending or investigating any such action or claim and securityholder or derivative actions, arbitration proceedings or otherwise) (a “Claim”) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)	any information or statement (except any statement relating solely to such Agents or Agents which has been provided in writing to the Corporation by or on behalf of any Agent or Agents specifically for inclusion therein) contained in the Agreement, Registration Statement, Prospectuses and Disclosure Package, if any, or any amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement which, at the time and, other than with respect to the Registration Statement, in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation or untrue statement of a material fact;

(ii)	any omission or alleged omission to state in the Registration Statement, Prospectuses and Disclosure Package, if any, or any amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement, any material fact (except any fact relating solely to such Agent or Agents which has been provided in writing to the Corporation by or on behalf of such Agent or Agents specifically for inclusion therein) regarding the Corporation and its operations and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(iii)	any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to such Agent or Agents which has been provided in writing to the Corporation specifically for inclusion therein) in the Registration Statement, Prospectuses and Disclosure Package, if any or any amendments or supplements thereto or based upon any failure to comply with any of the applicable United States federal securities laws, including the U.S. Securities Act and the Exchange Act and all applicable Canadian Securities Laws (other than any failure or alleged failure to comply by any of the Agents), preventing or restricting the trading in or the sale or distribution of the Placement Shares;

(iv)	the non-compliance or alleged non-compliance by the Corporation with any of the applicable United States federal securities laws, including the U.S. Securities Act and the Exchange Act and all applicable Canadian Securities Laws, including, in the case of the Corporation, the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any breach by the Corporation of its material representations, warranties, covenants or obligations to be complied with under the Agreement.

Except in respect of Claims arising under clause (i) or (ii) above, this indemnity shall cease to be available to an Indemnified Party if: (i) a court of competent jurisdiction in a final judgment in which such Indemnified Party is named as a party determines that the Claim in respect of which indemnification is sought is a result of or arises out of the gross negligence or willful misconduct of such Agent (provided that, for greater certainty, the Corporation and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the Registration Statement, the Prospectuses and the Disclosure Package, if any, or any amendment to the Registration Statement or amendment to the Prospectuses, contained no misrepresentation shall constitute “gross negligence” or “willful misconduct” for purposes of this Section 1 of this Schedule 2 or otherwise disentitle the Agents from indemnification hereunder); or (ii) a copy of the Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of the Agents to a person asserting any such losses, claims, damages or liabilities, but only (x) if required by law so to have been delivered by the Agents to such person, at or prior to the written confirmation of the sale or distribution of the Placement Shares to such person, and (y) if the Prospectus (as so amended or supplemented) delivered by the Agents a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities and the Corporation provided the Prospectus (as so amended or supplemented) to the Agents at a time that would have permitted them to deliver it a reasonable amount of time in advance of such confirmation. In such event, such Agent shall reimburse any funds advanced by the Corporation to such Agent pursuant to the indemnification contained in this Schedule 2 in respect of such Claim and thereafter this indemnity shall cease to apply to such Agent in respect of such Claim.

(b)	Notification of Claims

If any Claim is asserted against any Indemnified Party, such Indemnified Party will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation’s liability only to the extent that it is prejudiced as a proximate result of that failure). Subject to subsection 1(d) of this Schedule 2, the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to such Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or such Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim or proceeding effected without its prior written consent. The Corporation shall not settle any Claim, or compromise a consent to any judgment unless such settlement, compromise or judgment (i) includes an unconditional release of such Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of such Indemnified Party.

(c)	Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to the Agreement, the Indemnified Parties who are party to the Agreement shall obtain and hold the rights and benefits of Section 1 of this Schedule 2 in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel

In any Claim, in the event the Corporation exercises its right pursuant to clause (b) to assume the defense, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by such Indemnified Party unless (i) the Corporation fails to assume the defense of such suit with legal counsel reasonably acceptable to such Indemnified Party on behalf of such Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and such Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include such Indemnified Party and the Corporation and such Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them, including the potential availability of one or more legal defenses to such Indemnified Party which are different from or in addition to those available to the other parties or the potential for a conflict to exist between the Corporation and such Indemnified Party. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

2.	Contribution

(a)	Contribution by the Corporation

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 1 of this Schedule 2 is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the “Indemnifier”) and the applicable Agent or Agents shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the applicable Agent or Agents on the other hand from the offering of the Placement Shares; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation, on the one hand, and the applicable Agent or Agents, on the other hand, in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule 2 that resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation, on the one hand, and the applicable Agent or Agents, on the other hand, shall be deemed to be in the same respective proportions as the Net Proceeds but before deducting any expenses (to the extent that such expenses are payable by the Corporation pursuant to Section 3 of this Schedule 2) received by the Corporation from the issue and sale of the Placement Shares bears to the fee received by the applicable Agent or Agents pursuant to the Agreement. The relative fault of the Corporation, on the one hand, and of the applicable Agent or Agents, on the other hand, shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule 2 that resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the applicable Agent or Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule 2. The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the applicable Agent or Agents agree that it would not be just and equitable if contribution pursuant to this Section 2 of this Schedule 2 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation or gross negligence shall not, to the extent that a court of competent jurisdiction in a final judgment determines that the Claim was caused by that activity, be entitled to claim contribution therefor from any person who has not also been determined by a court of competent jurisdiction in a final judgment to have engaged in that fraud, fraudulent misrepresentation or gross negligence.

(b)	Right of Contribution in Addition to Other Rights

The rights to contribution provided in this Section 2 of this Schedule 2 shall be in addition to and not in derogation of any other right to contribution which the applicable Agent or Agents may have by statute or otherwise at law.

(c)	Calculation of Contribution

In the event that a court of competent jurisdiction in a final judgment determines that an Indemnifier is entitled to contribution from an Agent or Agents under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the applicable Agent or Agents are responsible, as determined in subsection 2(a) of this Schedule 2, and

(ii)	the amount of the fee actually received by the applicable Agent or Agents from the Corporation under the Agreement, provided that no Agent shall be required to contribute any amount in excess of the fee received by such Agent in connection with the Placement Shares sold by it.

(d)	Notice of Claim for Contribution

Notification to the Corporation of a Claim pursuant to subsection 1(b) of this Schedule 2 shall be deemed to also constitute notice to the Corporation that a claim for contribution by the applicable Agent or Agents may arise and omission to so notify shall have similar effect.

(e)	Right of Contribution in Favour of Others

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 1 and 2 of this Schedule 2, each of the Agents are contracting on their own behalf and as agents for their affiliates, subsidiaries, directors, officers, employees, agents and control persons (collectively, the “Beneficiaries”). In this regard, the applicable Agent or Agents shall act as trustees for the Beneficiaries of the Corporation’s covenants under paragraphs 1 and 2 of this Schedule 2 with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries.

3.	Severability

If any provision of Section 1 or 2 of this Schedule 2 is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of the Agreement and such void or unenforceable provision shall be severable from the Agreement.

EXHIBIT A

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of Algonquin Power & Utilities Corp. (the “Corporation”), a corporation incorporated under the Canada Business Corporations Act, do hereby certify in such capacity and not in my personal capacity, on behalf of the Corporation pursuant to Section 9.1(n) of the Equity Distribution Agreement, dated August 15, 2022 (the “Distribution Agreement”), among the Corporation, RBC Dominion Securities Inc., RBC Capital Markets, LLC, CIBC World Markets Inc., CIBC World Markets Corp., National Bank Financial Inc., National Bank of Canada Financial Inc., Scotia Capital Inc., Scotia Capital (USA) Inc., TD Securities Inc. and TD Securities (USA) LLC, and without personal liability, that, to the best of my knowledge:

(i)	except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, if any, the representations and warranties of the Corporation in Section 8.1 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)	the Corporation has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Capitalized terms used but not defined herein shall have the meanings assigned thereto in the Distribution Agreement.

Date:	By
Name:
Title:

EXHIBIT B

MATTERS TO BE COVERED BY INITIAL OPINION OF CORPORATION’S CANADIAN COUNSEL

1.	The Corporation is a corporation incorporated and existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to conduct its business as described in the Disclosure Documents.

2.	Liberty Utilities (Canada) Corp. is a corporation incorporated and existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to conduct its business.

3.	Liberty Utilities (Canada) GP Inc. is a corporation incorporated and existing under the Business Corporations Act (Ontario) and has all requisite corporate power and capacity to conduct its business, including to act as the general partner of Liberty Canada LP, and to own, lease and operate its properties and assets.

4.	Liberty Utilities (Canada) LP (“Liberty Canada LP”) is a limited partnership duly formed and existing under the laws of the Province of Ontario pursuant to a limited partnership agreement dated August 22, 2018 (the “Limited Partnership Agreement”), and has the full right, power and authority to carry on its business, and to own, lease and operate its property and assets in accordance with the Limited Partnership Agreement.

5.	Each of Algonquin Power Co., Algonquin Power Trust and Algonquin Power Operating Trust, respectively:

(a)	is a trust, duly formed, organized and validly existing under its governing jurisdiction;

(b)	has made all registrations or filings required by applicable laws to create or maintain its status as a trust; and

(c)	has the full power and capacity to carry on its business.

6.	All necessary corporate action has been taken by the Corporation to authorize (i) the execution and delivery of the Canadian Prospectus and the filing of the Canadian Base Prospectus and the Canadian Prospectus Supplement with the Securities Commissions, and (ii) the filing of the U.S. Base Prospectus and U.S. Prospectus Supplement with the United States Securities and Exchange Commission and the delivery of the U.S. Prospectus.

7.	The Corporation has the corporate power to enter into and deliver the Equity Distribution Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby, and the Equity Distribution Agreement has been duly authorized, executed and, to the extent delivery is a matter governed by applicable Ontario Law, delivered by the Corporation, and such agreement is a legal, valid and binding agreement of the Corporation and is enforceable against the Corporation in accordance with its terms under applicable Ontario Law.

8.	The execution and delivery by the Corporation of, and the performance by the Corporation of its obligations under the Equity Distribution Agreement and the issuance of the Placement Shares in accordance with the provisions of the Equity Distribution Agreement, do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with and do not and will not contravene: (i) any provisions of the articles, by-laws or resolutions of the shareholders or directors (or any committee thereof) of the Corporation; (ii) the laws of general application, including applicable Canadian Securities Laws, of the Province of Ontario and the laws of general application of Canada applicable therein applicable to the Offering; or (iii) any of the agreements or instruments described in Schedule A hereto.

9.	The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series.

10.	The attributes and characteristics of the Placement Shares conform in all material respects with the descriptions thereof in the Prospectuses.

11.	The Placement Shares have been duly authorized and reserved for issuance and, when issued in accordance with the terms of the Equity Distribution Agreement at each Settlement Date, once the Corporation has received delivery of payment of the purchase price therefor, the Placement Shares will be validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Corporation.

12.	No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the issuance and sale of the Placement Shares, other than (i) as have been obtained or made under Designated Securities Laws, and (ii) the approval of the TSX to the listing of the Placement Shares.

13.	The Common Shares are listed and posted for trading on the TSX and the TSX has conditionally approved the listing and posting for trading of 35,341,643 Placement Shares, subject to the Corporation fulfilling all of the requirements of such exchange.

14.	TSX Trust Company has been duly appointed as transfer agent and registrar for the Common Shares.

15.	Each of the Canadian Base Prospectus and the Canadian Prospectus Supplement (other than the financial statements, financial schedules and other financial or statistical data included in the Canadian Base Prospectus and the Canadian Prospectus Supplement, as to which we express no opinion) appears on its face, in respect of the Canadian Base Prospectus, at the time the Final Receipt was issued therefor, and in respect of the Canadian Prospectus Supplement, at the time it was filed, to have complied as to form in all material respects with the requirements of Canadian Securities Laws.

16.	All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Corporation as required under the Designated Securities Laws to qualify the distribution of the Placement Shares to the public in each of the Designated Provinces through the Canadian Agents.

17.	As of the date hereof, the statements under the caption “Enforcement of Certain Civil Liabilities” in the Disclosure Documents, insofar as such statements constitute summaries of legal matters, legal proceedings, laws or regulations (or the interpretation or administration of laws or regulations by any relevant government authorities) are accurate in all material respects.

18.	As of the date hereof, the statements under the caption “Certain Canadian Federal Income Tax Considerations” in the Disclosure Documents are an accurate summary of the principal Canadian federal income tax considerations generally applicable to a holder who acquires Placement Shares as beneficial owner pursuant to the Offering, subject to the assumptions, limitations, conditions, qualifications and restrictions set out therein.

19.	Provided that, as of the date hereof, the Corporation is a “public corporation” for purposes of the Tax Act or the Placement Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and the NYSE), the Placement Shares, if issued on such date, would be on such date qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund, registered disability savings plan, tax-free savings account, registered education savings plan or deferred profit sharing plan. Pursuant to Tax Proposals released on August 9, 2022 to implement tax measures applicable to a first home savings accounts (referred to as an “FHSA”), which are proposed to come into force on January 1, 2023, it is expected that the Common Shares will be on such date a qualified investment for an FHSA provided the conditions discussed in paragraph 19 are satisfied on such date (assuming such proposals are in force on such date as currently proposed).

20.	In connection with the issuance of Placement Shares, the Corporation has authorized the appointment of CT Corporation System as its agent for service of process.

SCHEDULE A TO EXHIBIT B

1.	Trust indenture between Algonquin Power Co. and BNY Trust Company of Canada dated July 25, 2011 providing for the issuance of senior unsecured debentures, as supplemented from time to time, including by the Sixth Supplemental Trust Indenture dated April 9, 2021 providing for the issuance of $400,000,000 2.85% senior unsecured debentures due July 15, 2031.

2.	Trust indenture, dated as of March 1, 2016, between Algonquin Power & Utilities Corp. and CST Trust Company, as trustee, providing for the creation and issuance of up to $1.15 billion principal amount of debentures in connection with the $1.15 billion aggregate principal amount of 5.00% convertible unsecured subordinated debenture offering, as supplemented by a supplemental trust indenture, dated January 31, 2017.

EXHIBIT C

MATTERS TO BE COVERED BY INITIAL OPINION AND NEGATIVE ASSURANCE LETTER OF CORPORATION’S U.S. COUNSEL

1.	The execution and delivery by the Corporation of the Equity Distribution Agreement, the performance of its obligations thereunder, and the issuance by the Corporation of the Placement Shares to the Agents:

(i)	based solely upon review of such agreements, do not and will not (A) result in a breach of or default under or (B) result in or require the creation or imposition of any lien or encumbrance upon any assets of the Corporation under any agreement listed on Annex B;

(ii)	based solely upon review of such orders, judgments or decrees, do not and will not violate any order, judgment or decree of any court or other agency of government identified to us in a certificate of the Corporation as constituting all orders, judgments or decrees that are material to the Corporation and its subsidiaries taken as a whole and that are binding on the Corporation, each of which orders, judgments and decrees is listed on Annex C; and

(iii)	do not and will not (A) violate, or require any filing with or approval of any governmental authority or regulatory body of the State of New York or the United States of America under, any law, rule or regulation of the State of New York or the United States of America applicable to the Corporation that, in our experience, is generally applicable to transactions in the nature of those contemplated by the Equity Distribution Agreement or (B) require any filing with or approval of any governmental authority or regulatory body of the United States of America under the Securities Act of 1933, as amended (the “Securities Act”), except for such filings or approvals as already have been made or obtained.

2.	To the extent that the statements in the Prospectus under the caption “Certain U.S. Federal Income Tax Considerations,” purport to describe specific provisions of the Internal Revenue Code of 1986, as amended, or the rules and regulations thereunder, such statements present in all material respects an accurate summary of such provisions.

3.	The Corporation is not and, after giving effect to the sale of the Placement Shares and the use of proceeds therefrom as described in the Prospectus, will not be an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”). For purposes of this paragraph 3, the term “investment company” has the meanings ascribed to such term in the Investment Company Act.

In addition to the matters set forth above, such counsel shall also state that (i) on the basis of the information gained in the performance of the services rendered, and except for the financial statements and schedules and other information of an accounting or financial nature included or incorporated by reference therein, as to all of which such counsel expresses no opinion or belief, no facts have come to their attention that led them to believe: (a) that the Registration Statement, at the time it became effective, or the Prospectus, as of the date of the U.S. Prospectus Supplement, was not appropriately responsive in all material respects to the requirements of the Securities Act and the applicable rules and regulations of the SEC thereunder; or (b)(i) that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) that the Prospectus, as of its date or as of the date hereof, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

ANNEX A

RBC Dominion Securities Inc.

4th Floor, South Tower, 200 Bay Street

Toronto, ON M5J 2W7

CIBC World Markets Inc.

161 Bay St., 6th Floor

Toronto, ON M5J 2S8

National Bank Financial Inc.

The Exchange Tower

130 King St. West Suite 3200

Toronto, ON M5X 1J9

Scotia Capital Inc.

40 King St. West, 64th Floor

Toronto, ON M5W 2X6

TD Securities Inc.

66 Wellington Street W, 9th Floor

Toronto, ON M5K 1A2

RBC Capital Markets, LLC

200 Vesey St.

New York, NY 10281-8098

CIBC World Markets Corp.

425 Lexington Avenue, 3rd Floor

New York, NY 10017

National Bank of Canada Financial Inc.

65 East 55th St., 8th Floor

New York, NY 10022

Scotia Capital (USA) Inc.

250 Vesey Street, 24th Floor

New York, New York 10002

TD Securities (USA) LLC

One Vanderbilt Avenue

New York, NY 10017

ANNEX B

Specified U.S. Contracts

1.	Trust Indenture, dated as of July 2, 2012, by and between Liberty Utilities Finance GP 1 and The Bank of New York Mellon.

2.	First Supplemental Indenture, dated as of July 2, 2012, among Liberty Utilities Finance GP1, Liberty Utilities Co. and The Bank of New York Mellon to Trust Indenture, dated as of July 2, 2012.

3.	Second Supplemental Indenture, dated as of March 14, 2013, among Liberty Utilities Finance GP1, Liberty Utilities Co. and The Bank of New York Mellon to Trust Indenture, dated as of July 2, 2012.

4.	Third Supplemental Indenture, dated as of July 11, 2013, among Liberty Utilities Finance GP1, Liberty Utilities Co. and The Bank of New York Mellon to Trust Indenture, dated as of July 2, 2012.

5.	Fourth Supplemental Indenture, dated as of April 30, 2015, among Liberty Utilities Finance GP1, Liberty Utilities Co. and The Bank of New York Mellon to Trust Indenture, dated as of July 2, 2012.

6.	Fifth Supplemental Indenture, dated as of March 24, 2017, among Liberty Utilities Finance GP1, Liberty Utilities Co. and The Bank of New York Mellon to Trust Indenture, dated as of July 2, 2012.

7.	Indenture, dated October 17, 2018, by and among Algonquin Power & Utilities Corp., American Stock Transfer & Trust Company, LLC, as the U.S. Trustee, and AST Trust Company (Canada), as the Canadian Co-Trustee.

8.	First Supplemental Indenture, dated October 17, 2018, by and among Algonquin Power & Utilities Corp., American Stock Transfer & Trust Company, LLC, as the U.S. Trustee, and AST Trust Company (Canada), as the Canadian Co-Trustee.

9.	Second Supplemental Indenture, dated May 23, 2019, by and among Algonquin Power & Utilities Corp., American Stock Transfer & Trust Company, LLC, as the U.S. Trustee, and AST Trust Company (Canada), as the Canadian Co-Trustee.

10.	Third Supplemental Indenture, dated January 18, 2022, by and among Algonquin Power & Utilities Corp., American Stock Transfer & Trust Company, LLC, as the U.S. Trustee, and TSX Trust Company, as the Canadian Co-Trustee.

11.	Senior Indenture, dated June 23, 2021, by and among Algonquin Power & Utilities Corp., The Bank of New York Mellon Trust Company, N.A., as the U.S. Trustee, and BNY Trust Company of Canada, as the Canadian Co-Trustee.

12.	First Supplemental Indenture, dated June 23, 2021, by and among Algonquin Power & Utilities Corp., The Bank of New York Mellon Trust Company, N.A., as the U.S. Trustee, and BNY Trust Company of Canada, as the Canadian Co-Trustee.

ANNEX C

Material Orders, Judgments and Decrees

None.

EXHIBIT D

ALGONQUIN POWER & UTILITIES CORP.

CHIEF FINANCIAL OFFICER’S CERTIFICATE

Capitalized terms not defined in this certificate have the meaning ascribed to them in the Equity Distribution Agreement, dated August 15, 2022, between Algonquin Power & Utilities Corp. (the “Corporation”) and RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc., RBC Capital Markets, LLC, CIBC World Markets Corp., National Bank of Canada Financial Inc., Scotia Capital (USA) Inc. and TD Securities (USA) LLC (collectively, the “Agents”).

In connection with the issuance and sale by the Corporation of common shares (the “Common Shares”) of the Corporation having an aggregate offering price of up to US$500,000,000 pursuant to a Canadian and U.S. prospectus supplement, each respectively, dated August 15, 2022 (collectively, the “Prospectus Supplements”), I, Arthur Kacprzak, in my capacity as Chief Financial Officer of the Corporation, have been asked to deliver this certificate to the Agents, and, based on an examination of the Corporation’s financial records and schedules undertaken by myself or members of my staff who are responsible for the Corporation’s financial accounting matters, I hereby certify, solely in my capacity as Chief Financial Officer, and not in my individual capacity, that:

1.	I am the duly qualified and acting Chief Financial Officer of the Corporation, as indicated on the signature page hereof, and in such capacity, I am (a) responsible for the Corporation’s financial accounting, (b) familiar with the Corporation’s accounting records and internal controls and (c) qualified to certify the information certified herein.

2.	I or members of my staff who are responsible for the Corporation’s financial or accounting matters have reviewed the circled information contained in the pages attached hereto as Schedule 1 to this certificate and included in or incorporated by reference into the Prospectus Supplements (the “Circled Information”).

3.	I or members of my staff who are responsible for the Corporation’s financial or accounting matters have (a) supervised the preparation and the compilation of the Circled Information, (b) reviewed the fairness of the presentation of such information through conversations, review of the Corporation’s accounting methodology and other procedures conducted with the relevant members of Corporation’s accounting staff and (c) compared the Circled Information to the internal accounting records of the Corporation from which the Circled Information was derived and found them to be in agreement.

4.	On the basis of the foregoing, and after due inquiry, the Circled Information (a) has been derived from the accounting records of the Corporation, (b) was prepared on a basis substantially consistent with the audited financial statements of the Corporation incorporated by reference into the Prospectus Supplements and (c) the Circled Information presents fairly, in all material respects, the historical financial information presented therein.

This certificate is to assist the Agents in conducting and documenting their investigation of the affairs of the Corporation in connection with the issuance and sale of the Shares covered by the Prospectus Supplements.

SCHEDULE 1 TO EXHIBIT D

(See attached)